Mail Stop 3561

June 22, 2006

Paul J. Kaleta, Esq.
Senior Vice President and General Counsel
Nevada Power Company
6226 West Sahara Avenue
Las Vegas, NV 89146

      Re: Nevada Power Company
             Registration Statement on Form S-4
             Filed June 7, 2006
             File No. 333-134801

             Sierra Pacific Power Company
             Registration Statement on Form S-4
             Filed June 7, 2006
             File No. 333-134802

             Form 10-K For Fiscal Year Ended December 31, 2005
             Filed March 6, 2006
             Form 10-Q For Fiscal Quarter Ended March 31, 2006
             Filed May 8, 2006
             File Nos. 2-28348 and 0-00508

Dear Mr. Kaleta:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statements on Form S-4

1. Please disclose the full undertakings in Item 512(a) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

2. Please revise your prospectuses to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recently filed annual report. See Items 11(a)(2) and 13(a)(2) of Form S-4.

Form 10-K for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 186

3. We note your disclosure that your principal executive officers and principal financial officers concluded that your disclosure controls and procedures are effective "[t]o ensure that material information related to the registrants' and their consolidated subsidiaries is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms…." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In the alternative, please confirm that in future filings, you will merely refer to the appropriate rule for the definition of disclosure controls and procedures, as you have done in your Form 10-Q for fiscal quarter ended March 31, 2006. See Exchange Act Rule 13a-15(e).

4. We note that you have disclosed "None," under "Changes in Internal Controls" on page 188. Please consider, in future filings, revising your disclosure to more clearly indicate, if true, that there were no changes in your internal control over financial reporting in the last fiscal quarter that have materially affected, or are reasonably likely to affect, your internal control over financial reporting, as you have done in your Form 10-Q for fiscal quarter ended March 31, 2006. Please also consider, in future filings, revising your disclosure to more clearly indicate, if true, that your

disclosure applies to all three registrants, as you have done in Item 4(a) of your Form 10-Q for fiscal quarter ended March 31, 2006.

Exhibits 31.1 and 31.2

5. We note that you have filed and furnished, respectively, one set of 302 and 906 certifications for all three registrants. Please note that separate 302 and 906 certifications should be filed and furnished, respectively, for each registrant. Accordingly, please confirm that in future filings, you will file and furnish, respectively, separate 302 and 906 certifications for each of the registrants. Further, please also confirm that in future filings, you will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required. In this regard, we note that in exhibit 31.1, you replaced "The registrant's other certifying officer(s)" with "chief financial officer."   We further note that you use similar language in your 302 certifications filed with your Form 10-Q for fiscal quarter ended March 31, 2006.

*****

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Adviser, at (202) 551-3338. In his absence, please contact David Mittelman, Branch Chief, at (202) 551-3214 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William C. Rogers, Esq.
        Choate, Hall & Stewart LLP
        Fax: (617) 248-4000